Exhibit 21.1

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation	Names Under Which Subsidiary Does Business

Alexza UK Limited	United Kingdom	Alexza UK Limited

Symphony Allegro, Inc.	Delaware	Symphony Allegro, Inc.

Atlas U.S. Royalty, LLC	Delaware	Atlas U.S. Royalty, LLC